DAIRY FRESH FARMS, INC.
                            413 CHURCHILL AVENUE N.,
                                OTTAWA, ONTARIO,
                                 CANADA K1Z 5C7
                                    VIA EDGAR

                                  July 18, 2006
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         Division of Corporation Finance
                      100 F Street, Washington, D.C. 20549


          Request to Withdraw Registration Statement on Form SB-2 (RW)

                              Ladies and Gentlemen:

      Re:  DAIRY FRESH FARMS, INC.
           WITHDRAWAL OF FORM RW

Ladies and Gentlemen:

On July 14, Dairy Fresh Farms, Inc. (f/k/a/ Northwest horizon Corporation") (the "Company") submitted, via electronic filing, a request for an order granting the withdrawal of its Registration Statement on Form SB-2 (333-131334). The Accession Number was 0001144204-06-028302). Such Form RW referenced the original file number (333-111486) and not the file number assigned (333-131334) for the Form SB-2. We hereby request, on behalf of the Company and the Account, that this request be withdrawn. A corrected Form RW is being filed with the Commission today.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 613-724-2484, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours,


                                        /S/ ROBERT C. HARRISON
                                        ------------------------
                                        By: ROBERT C. HARRISON
                                        President, CEO, Director